Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2022 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2022 third quarterly report for the nine months ended 30 September 2022, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2

Mr. Wan Tao, Chairman of the Company, Mr. Du Jun, executive director, deputy president and CFO, overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Accounting Chief) and Director of Finance Department warrant the truthfulness, accuracy and completeness of the financial report contained in this third quarterly report.

1.3	The financial report of the Company’s 2022 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Basic Information

2.1	Major Accounting Data

				Unit: RMB’000
	The Reporting Period*	Increase/decrease as compared to the corresponding period of the previous year (%)	From the beginning of the year to the end of the Reporting Period	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	11,878,206	-51.96	57,778,561	-6.60
Net profit attributable to equity shareholders of the Company	-1,566,776	-317.35	-2,002,785	-201.92
Net profit attributable to equity shareholders of the Company excluding non-recurring items	-1,529,123	-313.63	-1,931,667	-202.46
Net cash flows generated from operating activities	1,670,792	-18.34	-4,734,330	Not Applicable
Basic earnings per share (RMB/share)	-0.145	Not Applicable	-0.185	Not Applicable
Diluted earnings per share (RMB/share)	-0.145	Not Applicable	-0.185	Not Applicable
Return on net assets (weighted average) (%)	-5.472	Decreased by 7.88 percentage points	-6.920	Decreased by 13.49 percentage points

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	44,689,289	47,038,622	-4.99
Total equity attributable to equity shareholders of the Company	27,259,789	30,260,172	-9.92

*	The Reporting Period thereafter means three months from July to September in 2022.

2.2	Excluded non-recurring items and amount

Unit: RMB’000

Item	Amount for the Reporting Period	Amount from the beginning of the year to the end of the Reporting Period	Note
Earnings or losses on disposal of non-current assets	-79	-6,039	—

Government grants recognized in current profits and losses, except for closely related to the regular operating of the Company, comply with national policies and regulations, and continuously comfort according to certain standards, quotas or quantities	9,779	20,684	—

In addition to the effective hedging business related to the Company’s normal business, the earnings or losses from changes in fair value arising from the holding of trading financial assets, derivative financial assets, trading financial liabilities, derivative financial liabilities, and the investment income from the disposal of trading financial assets, derivative financial assets, trading financial liabilities, derivative financial liabilities, and other debt investments	1,260	-17,045	Amount in the Reporting Period: structural deposit income 1,506, loss on disposal of derivative financial instruments -246, loss on changes in fair value of financial assets and liabilities 0; Amount from the beginning of the year to the end of the Reporting Period: structural deposit income 10,806, loss on disposal of derivative financial instruments - 18,864, loss on changes in fair value of financial assets and liabilities - 8,987

Earnings or losses from entrusted loans	37	2,704	—

Other non-operating income and expenses other than those mentioned above	-31,394	-51,500	—

Other earnings or losses meeting the definition of non-recurring earnings or losses	-21,740	-32,178	Amount in the Reporting Period: -21,270 for dismissal welfare and - 470 for discount loss of receivables; Amount from the beginning of the year to the end of the Reporting Period: -29,521 for dismissal welfare and -2,657 for discount loss of receivables

Less: Tax effect for the items above	3,786	11,492	—

Effect on Non-Controlling interests (after tax)	698	764	—

Total	-37,653	-71,118	—

2.3	Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Item	Change (%)	Major reason
Operating Profit_during the Reporting Period	-51.96%	On 18 June 2022, an explosion accident occurred in the Company’s No.1 ethylene glycol plant. After the accident, the main production equipment of the Company was shut down, resulting in a decline in sales revenue and operating performance in the Reporting Period. As of the end of the Reporting Period, the main production equipment of the Company has resumed production.
Net profit attributable to equity shareholders of the Company_during the Reporting Period	-317.35%

Net profit attributable to equity shareholders of the Company excluding non-recurring items_during the Reporting Period	-313.63%

Basic earnings per share (RMB/share)_ during the Reporting Period	Not Applicable

Diluted earnings per share (RMB/share)_ during the Reporting Period	Not Applicable

Net profit attributable to equity shareholders of the Company_ from the beginning of the year to the end of the Reporting Period	-201.92%	From the beginning of the year to the end of the Reporting Period, the average price rise of petrochemical products was less than the average price rise of crude oil. Meanwhile, on 18 June 2022, an explosion accident occurred in the Company’s No.1 ethylene glycol plant. After the accident, the main production equipment of the Company was shut down. The above reasons resulted in a significant decline in the Company’s operating performance.
Net profit attributable to equity shareholders of the Company excluding non-recurring items_from the beginning of the year to the end of the Reporting Period	-202.46%

Basic earnings per share (RMB/share)_ from the beginning of the year to the end of the Reporting Period	Not Applicable

Diluted earnings per share (RMB/share)_ from the beginning of the year to the end of the Reporting Period	Not Applicable

Net cash flows generated from operating activities_ from the beginning of the year to the end of the Reporting Period	Not Applicable	From the beginning of the year to the end of the Reporting Period, the cash received from selling goods and providing services decreased compared with the same period last year, and the cash paid for purchasing goods and receiving services increased compared with the same period last year.

3. Shareholder’s Information

3.1	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

						Unit: Share
Number of shareholders as at the end of the Reporting Period	102,846	Total number of preferred shareholders with voting rights restored as at the end of the Reporting Period (if any)				0

Shareholdings of the top ten shareholders
Name of shareholder	Type of shareholder	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged, marked or frozen
					Situation of the shares	Number
China Petroleum & Chemical Corporation	State-owned legal person	5,459,455,000	50.44	0	None	0
HKSCC (Nominees) Limited	Overseas legal person	3,452,738,030	31.90	0	Unknown	0
HKSCC Limited	Others	74,574,892	0.69	0	None	0
Wang Lei	Domestic natural person	46,120,300	0.43	0	None	0
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	Others	45,222,300	0.42	0	None	0
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	Others	43,531,469	0.40	0	None	0
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	Others	43,051,716	0.40	0	None	0
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	Others	43,038,700	0.40	0	None	0
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	Others	42,675,700	0.39	0	None	0

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,459,455,000	RMB common stocks	5,459,455,000
HKSCC (Nominees) Limited	3,452,738,030	Overseas listed foreign share	3,452,738,030
HKSCC Limited	74,574,892	RMB common stocks	74,574,892
Wang Lei	46,120,300	RMB common stocks	46,120,300
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	43,051,716	RMB common stocks	43,051,716
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,038,700	RMB common stocks	43,038,700
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	42,675,700	RMB common stocks	42,675,700
Explanation of the related relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any related relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration
Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai- Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other related relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under
	the Administrative Measures on Acquisition of Listed Companies.

4. Other reminders

On 18 June 2022, an explosion accident occurred in the Company’s No.1 ethylene glycol plant, causing a fire on surrounding pipelines. The Company took protective shutdown measures for the main production equipment based on safety considerations. After the accident, the Company carried out restorative maintenance on the production equipment affected by the accident, and orderly promoted the resumption of work and production in three stages: in the first stage, the main equipment of oil refining was resumed and five processing lines were arranged to cooperate with the starting up; In the second stage, the Company improved the production capacity of chemical raw materials and plastic products, and arranged the commencement of ethylene old area lines; In the third stage, the production capacity of the whole plant was fully restored and the ethylene new area line was arranged to start. As of 30 September 2022, the No. 2 ethylene glycol plant of the chemical department of the Company started up smoothly and produced qualified products, and the work of resuming production was completed.

5. Appendix

5.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2022

		Unit: RMB’000
Items	As at 30 September 2022	As at 31 December 2021
	(Unaudited)	(Audited)
Current assets
Cash at bank and on hand	9,087,458	12,498,617
Transactional financial assets	1,010,806	—
Derivative financial assets	176,863	81,405
Accounts receivable	1,898,544	1,169,405
Accounts receivable financing	511,178	1,072,690
Advances to suppliers	140,921	60,577
Other receivables	20,993	108,728
Inventories	7,466,394	5,923,525
Other assets classified as held for sale	71,147	17,329
Total current assets	20,384,304	20,932,276
Non-current assets
Long-term equity investments	3,614,210	4,188,888
Investment in other equity instruments	5,000	5,000
Investment properties	340,694	352,188
Fixed assets	12,303,506	11,328,065
Construction in progress	2,754,769	3,293,177
Right-of-use assets	18,892	4,879
Intangible assets	377,632	392,608
Long-term prepaid expenses	801,708	775,963
Deferred tax assets	672,471	184,143
Other non-current assets	3,416,103	5,581,435
Total non-current assets	24,304,985	26,106,346
Total assets	44,689,289	47,038,622

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2022

		Unit: RMB’000
Items	As at 30 September 2022	As at 31 December 2021
	(Unaudited)	(Audited)
Current liabilities
Short-term borrowings	2,060,000	1,540,000
Derivative financial liabilities	6,670	23,804
Notes payable	127,640	830,006
Accounts payable	6,271,548	5,888,879
Contract liabilities	692,851	430,882
Employee benefits payable	843,929	260,096
Taxes payable	1,255,711	4,070,663
Other payables	1,101,360	1,287,064
Non-current liabilities due within one year	11,045	23,029
Other current liabilities	4,063,254	1,441,320
Total current liabilities	16,434,008	15,795,743
Non-current liabilities
Long-term borrowings	700,000	700,000
Lease liabilities	10,836	1,384
Deferred revenue	124,939	112,720
Deferred tax liabilities	31,381	33,344
Total non-current liabilities	867,156	847,448
Total liabilities	17,301,164	16,643,191
Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814
Capital surplus	614,187	610,327
Other comprehensive income	128,051	59,425
Specific reserve	228,809	216,512
Surplus reserve	6,672,639	6,672,639
Undistributed profits	8,792,289	11,877,455
Total equity attributable to equity owners (or shareholders) of the Company	27,259,789	30,260,172
Non-Controlling interests	128,336	135,259
Total owners’ equity (or shareholders’ equity)	27,388,125	30,395,431
Total liabilities and owners’ equity (or shareholders’ equity)	44,689,289	47,038,622

5.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2022

Unit: RMB’000 Audit type: unaudited

Items	First three quarters of 2022 (January to September)	First three quarters of 2021 (January to September)
Total revenue	57,778,561	61,863,093
Including: Revenue	57,778,561	61,863,093
Total operating cost	59,745,874	60,150,245
Including: Cost of sales	51,267,019	48,013,441
Taxes and surcharges	6,972,764	9,194,779
Selling and distribution expenses	211,241	322,451
General and administrative expenses	1,586,069	2,828,633
R&D expenses	82,916	75,153
Financial expenses	-374,135	-284,212
Add: Other income	12,471	25,331
Investment income (“-” to indicate loss)	-185,032	777,741
Change in fair value gains (“-” to indicate loss)	1,819	27,278
Credit impairment losses (“-” to indicate loss)	-4,893	—
Asset impairment losses (“-” to indicate loss)	-262,962	-108,485
Asset disposal income (“-” to indicate loss)	-1,062	79,085

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2022

Unit: RMB’000 Audit type: unaudited

Items	First three quarters of 2022 (January to September)	First three quarters of 2021 (January to September)
Operating profit (“-” to indicate loss)	-2,406,972	2,513,798
Add: Non-operating income	15,135	11,365
Less: Non-operating expenses	63,399	72,881
Total profit (“-” to indicate loss)	-2,455,236	2,452,282
Less: Income tax expenses	-456,962	480,882
Net Profit (“-” to indicate loss)	-1,998,274	1,971,400
Classification by business continuity
1. Net profit from continuing operations (“-” to indicate loss)	-1,998,274	1,971,400
Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	-2,002,785	1,965,050
2. Non-Controlling interests (“-” to indicate loss)	4,511	6,350
Other comprehensive income, net of tax	220,443	77,450
Net income after tax of other comprehensive income attributable to the equity shareholders of the Company	220,443	77,450
2. Other comprehensive income reclassified into earnings or losses	220,443	77,450
a. Other comprehensive income that can be transferred to profit or loss under equity method	-22,558	702
b. Cash flow hedging reserve	243,001	76,748
Total comprehensive income	-1,777,831	2,048,850
Attributable to equity shareholders of the Company	-1,782,342	2,042,500
Attributable to Non-Controlling interests	4,511	6,350
Earnings per share
Basic earnings per share (RMB)	-0.185	0.182
Diluted earnings per share (RMB)	-0.185	0.182

5.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2022

Unit: RMB’000 Audit type: unaudited

Items	First three quarters of 2022 (January to September)	First three quarters of 2021 (January to September)
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	62,557,584	65,528,288
Refund of taxes and surcharges	1,183,540	98,018
Cash received relating to other operating activities	180,928	165,997
Sub-total of cash inflows	63,922,052	65,792,303
Cash paid for goods and services	55,594,090	51,964,737
Cash paid to and on behalf of employees	2,267,514	2,107,455
Payments of taxes and surcharges	10,385,945	11,784,185
Cash paid relating to other operating activities	408,833	279,537
Sub-total of cash outflows	68,656,382	66,135,914
Net cash flows generated from operating activities	-4,734,330	-343,611
2. Cash flows from investing activities
Cash received from investment recovery	150,000	4,700,000
Cash received from returns on investments	671,805	746,659
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	10,401	69,099
Cash received relating to other investing activities	8,957,483	3,374,332
Sub-total of cash inflows	9,789,689	8,890,090
Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,899,984	2,617,962
Cash paid for investment	1,000,000	8,150,000
Net cash received from subsidiaries and other business units	296,672	—
Cash paid to other related investment activities	2,802,657	1,999,537
Sub-total of cash outflows	5,999,313	12,767,499
Net cash flows generated from operating activities.	3,790,376	-3,877,409

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2022

Unit: RMB’000 Audit type: unaudited

Items	First three quarters of 2022 (January to September)	First three quarters of 2021 (January to September)
3. Cash flows from financing activities
Cash received from borrowings	16,485,000	18,663,131
Cash received from short-term bonds	5,000,000	—
Sub-total of cash inflows	21,485,000	18,663,131
Cash repayments of borrowings	15,984,800	16,951,131
Cash repayments of short-term bonds	3,000,000	—
Cash paid for distribution of dividends or profits and interest expenses	1,182,055	1,166,963
Cash paid for other financing activities	9,629	10,721
Sub-total of cash outflows	20,176,484	18,128,815
Net cash flows generated from financing activities	1,308,516	534,316
4. Effect of foreign exchange rate changes on cash and cash equivalents	18,115	-2,063
5. Net increase in cash and cash equivalents	382,677	-3,688,767
Add: Cash and cash equivalents at beginning of the Reporting Period	5,112,010	6,916,408
6. Cash and cash equivalents at end of the Reporting Period	5,494,687	3,227,641

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 26 October 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.